# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, par value US$0.001 per share
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 03/18/2025
Amends the filing with accession number 0000950123-11-055171
Filed by CIK 0001472789
Persons authorized to receive notices and communications: Andrew Y Yan, c/o Suite 1102, Five Pacific Place, 28 Hennessy Road, Wanchai, Hong Kong, Hong Kong (K3), 00000, 852-2918-2200

## Reporting persons
- SAIF Partners IV L.P. (CIK 0001472789): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").
- SAIF IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- SAIF IV GP Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value US$0.001 per share
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Comment: This Amendment No.15 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (each, a "Reporting Person," and collectively, the "Reporting Persons"), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Persons on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011, Amendment No.3 to Schedule 13D filed on November 29, 2011, Amendment No.4 to Schedule 13D filed on December 30, 2011, Amendment No.5 to Schedule 13D filed on February 2, 2016, Amendment No. 6 to Schedule 13D filed on June 26, 2017, Amendment No. 7 to Schedule 13D filed on December 12, 2022, Amendment No. 8 to Schedule 13D filed on March 15, 2023, Amendment No. 9 to Schedule 13D filed on May 25, 2023, Amendment No. 10 to Schedule 13D filed on September 15, 2023, Amendment No. 11 to Schedule 13D filed on December 1, 2023, Amendment No. 12 to Schedule 13D filed on June 17, 2024, Amendment No. 13 to Schedule 13D filed on September 12, 2024, and Amendment No. 14 to Schedule 13D filed on February 19, 2025 (collectively, the "Original Schedule 13D"). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Residence or business address:
Clause (b) of Item 2 is hereby amended and restated as follows:

The principal office of the Reporting Persons is located at c/o Suite 1102, Five Pacific Place, 28 Hennessy Road, Wanchai, Hong Kong.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On March 18, 2025, SAIF Partners IV L.P. ("SAIF") submitted a requisition to the board of directors (the "Board") of the Issuer (the "Requisition") to convene a special shareholders' meeting (the "Special Shareholders' Meeting") for the purposes of (i) removing each of David Guowei Wang, Pengfei Li, and Jianzeng Cao from the Board as well as any other person or persons elected or appointed to the Board without shareholders' approval after February 8, 2025 and up to and including the date of the Special Shareholders' Meeting (other than any Nominee set forth below), effective immediately (the "Removal Proposal"), and (ii) electing each of Simon Anderson, Shan Fu, Shuge Jiao, Chiang Li, Yuk Lam Lo, Yumin Qiu, Yu Wang, Rui-Ping Xiao, Andrew Y Yan, and Weidong Yin (each a "Nominee" and collectively, the "Nominees") to the Board, effective immediately (the "Election Proposal"). The foregoing summary of the Requisition is not intended to be complete and is qualified in its entirety by reference to the full text of the Requisition letter, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

The Reporting Persons have also engaged in preliminary discussions with other shareholders of the Issuer regarding the Requisition. The Reporting Persons plan to continue communicating with the Issuer and with other shareholders regarding these and similar matters. Depending upon, among other things, the outcome of these communications, the financial condition, results of operations and prospects of the Issuer, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may take other steps seeking to bring about changes that it believes would increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Item 4 of Amendment No. 15 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Requisition

## Signatures
- SAIF Partners IV L.P.: /s/ Andrew Y Yan, Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P. (03/18/2025)
- SAIF IV GP, L.P.: /s/ Andrew Y Yan, Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P. (03/18/2025)
- SAIF IV GP Capital Ltd.: /s/ Andrew Y Yan, Director of SAIF IV GP Capital Ltd. (03/18/2025)